

Mailstop 3233

October 30, 2017

Via E-Mail
Joshua P. Weisenburger
Chief Financial Officer
Boston Omaha Corporation
1411 Harney St., Suite 200
Omaha, NE 68102

> **Re: Boston Omaha Corporation**
> **Form 10-Q for the interim period ended June 30, 2017**
> **Filed August 11, 2017**
> **File No. 1-38113**

Dear Mr. Weisenburger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
  Commodities